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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

                               AND SCHEDULE 13D/A
                                (AMENDMENT NO. 2)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             PRICE ENTERPRISES, INC.
                            (NAME OF SUBJECT COMPANY)

                            EXCEL LEGACY CORPORATION
                                    (BIDDER)

                    Common Stock, Par Value $.0001 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                            741444 202 and 74144 103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             -----------------------

                                  Gary B. Sabin
                      President and Chief Executive Officer
                            Excel Legacy Corporation
                         16955 Via Del Campo, Suite 100
                           San Diego, California 92127
                                 (858) 675-9400

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                             -----------------------
                                    COPY TO:
                              Scott N. Wolfe, Esq.
                                Latham & Watkins
                           701 "B" Street, Suite 2100
                           San Diego, California 92101
                                 (619) 236-1234

                           CALCULATION OF FILING FEE:

    TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
        $ 103,768,989                                       $ 20,754

* For the purpose of calculating the filing fee only, this amount is based upon the receipt of 13,309,006 shares of common stock, par value $.0001 per share, of Price Enterprises, Inc. (Enterprises), which has a market value, as provided by Rule 0-11(a)(4) of the Securities Exchange Act of 1934, of $7.7969 per share (the average of the high and low prices for the Enterprises common stock on the Nasdaq National Market on September 30,
    1999).

** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934 equals 1/50th of 1% of the value of the shares of the Enterprises common stock to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $28,895                 Filing Party:       Excel Legacy Corporation
Form or Registration No.:   File No. 333-80339      Date Filed:         June 9, 1999

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                        (Continued on following page(s))
                               (Page 1 of 6 Pages)


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
---------------------------------------                                 -----------------------------
         CUSIP No. 741444 202                       14D-1                    PAGE 2 OF 6 PAGES
---------------------------------------                                 -----------------------------
-----------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        EXCEL LEGACY CORPORATION, IRS ID #33-0781747
-----------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a)      [ ]
                                                                                 (b)      [ ]
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3       SEC USE ONLY
-----------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*
        OO
-----------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                                     [ ]
-----------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-----------------------------------------------------------------------------------------------------
7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,014,970 SHARES(1)
-----------------------------------------------------------------------------------------------------
8       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
        CERTAIN SHARES*                                                                   [ ]
-----------------------------------------------------------------------------------------------------
9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
        60.2%(2)
-----------------------------------------------------------------------------------------------------
10      TYPE OF REPORTING PERSON*
        CO
-----------------------------------------------------------------------------------------------------

(1) BENEFICIAL OWNERSHIP OF 8,014,970 SHARES OF COMMON STOCK OF PRICE ENTERPRISES, INC. (ENTERPRISES) BY EXCEL LEGACY CORPORATION (LEGACY) IS REPORTED HEREIN SOLELY AS A RESULT OF THE AGREEMENTS TO ACQUIRE SUCH SHARES, SUBJECT TO CERTAIN CONDITIONS, AS DESCRIBED IN THE OFFER TO EXCHANGE WHICH IS FILED AS EXHIBIT (a)(1) TO THIS SCHEDULE 14D-1.

(2) BASED ON 13,309,006 SHARES OF THE ENTERPRISES COMMON STOCK OUTSTANDING AS OF SEPTEMBER 30, 1999, AS REPRESENTED TO LEGACY BY ENTERPRISES.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Tender Offer Statement on Schedule 14D-1 relates to an exchange offer by Excel Legacy Corporation, a Delaware corporation (Legacy), to purchase any and all outstanding shares of common stock, par value $.0001 per share, of Price Enterprises, Inc., a Maryland corporation (Enterprises), upon the terms and subject to the conditions set forth in the Offer to Exchange/Prospectus dated October 6, 1999 (the Offer to Exchange) and in the related Letter of Transmittal, and is intended to satisfy the reporting requirements of Section 14(d) of the Securities Exchange Act of 1934. Copies of the Offer to Exchange and the Letter of Transmittal are filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Price Enterprises, Inc., a Maryland corporation, which has its principal executive and operating offices at 4649 Morena Boulevard, San Diego, California 92117.

     (b) The class of securities to which this statement relates is the Enterprises common stock, par value $.0001 per share, and the exchange offer is for any and all outstanding shares of the Enterprises common stock at the exchange rate described in the Offer to Exchange and the Letter of Transmittal. As of September 30, 1999, there were 13,309,006 shares of the Enterprises common stock outstanding. The information set forth in the section captioned "The Exchange Offer--Exchange Rate" of the Offer to Exchange is incorporated herein by reference.

     (c) The information set forth in the section captioned "Prospectus Summary--Comparative Per Share Market Information" of the Offer to Exchange is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(d) The information set forth in the sections captioned "Prospectus Summary--Excel Legacy Corporation" and "Information About Legacy" of the Offer to Exchange is incorporated herein by reference.

     (e)-(f) During the last five (5) years, neither Legacy nor, to the best of Legacy's knowledge, any executive officer or director of Legacy, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) Not applicable.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the sections captioned "Prospectus Summary--Recent Developments," "The Exchange Offer--Background of the Exchange Offer" and "Description of the Agreements" of the Offer to Exchange is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The consideration for the acquisition of the shares of the Enterprises common stock consists of cash, Legacy's 9.0% Convertible Redeemable Subordinated Secured Debentures and Legacy's 10.0% Senior Redeemable Secured Notes on the terms set forth in the Offer to Exchange. The information set forth on the outside front cover page of the Offer to Exchange and under the captions "Prospectus Summary--Recent Developments," "--The Exchange Offer," "The Exchange Offer--Exchange Rate" and "--Exchange of Cash, Debentures and Notes for the Enterprises Common Stock" of the Offer to Exchange is incorporated herein by reference.

    (b) The information set forth in the section captioned "Prospectus Summary--Recent Developments" is incorporated herein by reference. Legacy currently has made no plans or arrangements to repay the loan from The Sol and Helen Price Trust.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the sections captioned "The Exchange Offer--Background of the Exchange Offer," "--Our Reasons for the Exchange Offer," "--Effect on the Enterprises Preferred Stock," "--Possible Merger and Appraisal Rights," "Description of the Agreements" and "Directors and Management of Enterprises Following the Exchange Offer" of the Offer to Exchange is incorporated herein by reference.

     (f)-(g) If the exchange offer is consummated as planned and the number of outstanding shares of the Enterprises common stock is reduced below the level required by the Nasdaq National Market, the Enterprises common stock may be delisted from the Nasdaq National Market, and may be eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Legacy may be deemed to be the beneficial owner of 8,014,970 shares of the Enterprises common stock which have been deposited in escrow by Sol Price, as trustee, and the other stockholders of Enterprises who signed the Stockholders Agreement. These shares represent approximately 60.2% of the currently outstanding shares of the Enterprises common stock, based on 13,309,006 shares of the Enterprises common stock outstanding as of September 30, 1999, as represented to Legacy by Enterprises. The information set forth in the section captioned "Description of the Agreements" of the Offer to Exchange is incorporated herein by reference.

     (b) Neither Legacy nor, to the knowledge of Legacy, any executive officer, director or subsidiary of Legacy has effected any transactions in the Enterprises common stock during the past 60 days.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the section captioned "Description of the Agreements" of the Offer to Exchange is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the sections captioned "The Exchange Offer--Exchange Agent" and "The Exchange Offer--Fees and Expenses" of the Offer to Exchange is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the financial statements included in Legacy's Annual Report on Form 10-K for the fiscal year ended July 31, 1998, as amended, Legacy's Transition Report on Form 10-Q for the five months ended December 31, 1998, Legacy's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and the information set forth in the sections captioned "Prospectus Summary--Summary Selected Financial Data of Legacy" and "Excel Legacy Corporation Unaudited Pro Forma Operating and Financial Information" of the Offer to Exchange is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     (a) Other than as set forth in Items 3 and 7, not applicable.

     (b) Not applicable.

     (c) The information set forth in the section captioned "The Exchange Offer--Regulatory Matters" of the Offer to Exchange is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

     (f) The information set forth in the entire Offer to Exchange, the Letter of Transmittal and related documents, copies of which are filed with this
Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.
     (a)(1) -- Offer to Exchange.
     (a)(2) -- Letter of Transmittal.
     (a)(3) -- Notice of Guaranteed Delivery.
     (a)(4) -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.
     (a)(5) -- Letter to DTC Participants.
     (a)(6) -- Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.
     (a)(7) -- Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
     (a)(8) -- Press Release issued jointly by Excel Legacy Corporation and
               Price Enterprises, Inc., dated October 6, 1999.
     (a)(9) -- Summary Advertisement, dated October 6, 1999.
     (b) -- Form of Note Purchase Agreement dated as of October 1, 1999 by and between Excel Legacy Corporation and The Sol and Helen Price
               Trust, incorporated by reference to Exhibit 10.4 to Amendment No.
               5 to Excel Legacy Corporation's Registration Statement on Form
               S-4 as filed with the SEC on October 1, 1999.
     (c)(1) -- Agreement dated as of May 12, 1999, as amended, by and among Excel Legacy Corporation and the other individuals and entities listed on the signature pages thereto, incorporated by reference to Exhibit 10.1 to Excel Legacy Corporation's Registration
               Statement on Form S-4 as filed with the SEC on June 9, 1999
               (Annex A to the Offer to Exchange).
     (c)(2) -- Agreement dated as of June 2, 1999, as amended, by and between Excel Legacy Corporation and Price Enterprises, Inc., incorporated by reference to Exhibit 10.2 to Excel Legacy
               Corporation's Registration Statement on Form S-4 as filed with the SEC on June 9, 1999 (Annex B to the Offer to Exchange).
     (c)(3) -- Letter dated June 2, 1999 from Excel Legacy Corporation to Price
               Enterprises, Inc. regarding the status of Price Enterprises, Inc.
               as a REIT, incorporated by reference to Exhibit 10.3 to Excel
               Legacy Corporation's Registration Statement on Form S-4 as filed with the SEC on June 9, 1999.
     (d) -- Opinion of Latham & Watkins regarding certain tax matters, incorporated by reference to Exhibit 8.1 to Amendment No. 3 to Excel Legacy Corporation's Registration Statement on Form S-4 as filed with the SEC on September 7, 1999.
     (e)    -- Prospectus dated October 6, 1999 (included in Exhibit (a)(1)).
     (f)    -- None.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 6, 1999
                                  Excel Legacy Corporation

                                  By: /s/ Gary B. Sabin
                                     ---------------------------
                                  Name: Gary B. Sabin
                                       -------------------------
                                  Title: President and Chief Executive Officer
                                        --------------------------------------

                                  EXHIBIT INDEX

    EXHIBIT
     NUMBER                          DESCRIPTION
     (a)(1) -- Offer to Exchange.
     (a)(2) -- Letter of Transmittal.
     (a)(3) -- Notice of Guaranteed Delivery.
     (a)(4) -- Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.
     (a)(5) -- Letter to DTC Participants.
     (a)(6) -- Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.
     (a)(7) -- Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
     (a)(8) -- Press Release issued jointly by Excel Legacy Corporation and
               Price Enterprises, Inc., dated October 6, 1999.
     (a)(9) -- Summary Advertisement, dated October 6, 1999.
     (b)    -- Form of Note Purchase Agreement dated as of October 1, 1999 by and between Excel Legacy Corporation and The Sol and Helen Price
               Trust, incorporated by reference to Exhibit 10.4 to Amendment
               No. 5 to Excel Legacy Corporation's Registration Statement on
               Form S-4 as filed with the SEC on October 1, 1999.
     (c)(1) -- Agreement dated as of May 12, 1999, as amended, by and among
               Excel Legacy Corporation and the other individuals and entities listed on the signature pages thereto, incorporated by reference to Exhibit 10.1 to Excel Legacy Corporation's Registration
               Statement on Form S-4 as filed with the SEC on June 9, 1999
               (Annex A to the Offer to Exchange).
     (c)(2) -- Agreement dated as of June 2, 1999, as amended, by and between
               Excel Legacy Corporation and Price Enterprises, Inc.,
               incorporated by reference to Exhibit 10.2 to Excel Legacy
               Corporation's Registration Statement on Form S-4 as filed with the SEC on June 9, 1999 (Annex B to the Offer to Exchange).
     (c)(3) -- Letter dated June 2, 1999 from Excel Legacy Corporation to Price
               Enterprises, Inc. regarding the status of Price Enterprises, Inc.
               as a REIT, incorporated by reference to Exhibit 10.3 to Excel
               Legacy Corporation's Registration Statement on Form S-4 as filed with the SEC on June 9, 1999.
     (d)    -- Opinion of Latham & Watkins regarding certain tax matters, incorporated by reference to Exhibit 8.1 to Amendment No. 3 to
               Excel Legacy Corporation's Registration Statement on Form S-4 as
               filed with the SEC on September 7, 1999.
     (e)    -- Prospectus dated October 6, 1999 (included in Exhibit (a)(1)).
     (f)    -- None.